October 22, 2024

Robert Verostek
Executive Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg SC, 29319-0001

       Re: Denny's Corporation
           Form 10-K for the Fiscal Year Ended December 27, 2023
           Response dated October 9, 2024
           File No. 000-18051
Dear Robert Verostek:

       We have reviewed your October 9, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 17, 2024 letter.

Form 8-K filed July 30, 2024
Exhibit 99.1- Press Release, dated July 30, 2024
Reconciliation of Net Income to Non-GAAP Financial Measures, page 8

1. We note your response to prior comment 1. Please further explain the nature of your legal settlement expenses including your basis for concluding each component of this adjustment is consistent with the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations. Given your growth strategy to increase your restaurants, it appears that pre-opening expenses are normal, recurring, cash operating expenses necessary to operate your core business. Please revise or advise. October 22, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Jay Gilmore